Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158418
HEALTHCARE TRUST OF AMERICA, INC.
SUPPLEMENT NO. 4 DATED AUGUST 16, 2010
TO THE PROSPECTUS DATED MARCH 19, 2010
          This document supplements, and should be read in conjunction with our prospectus dated March 19, 2010, as supplemented by Supplement No. 1 dated March 19, 2010, Supplement No. 2 dated March 19, 2010 and Supplement No. 3 dated June 17, 2010, relating to our offering of up to $2,200,000,000 of shares of common stock. The purpose of this Supplement No. 4 is to disclose:
•	the status of our offerings;

•	our engagement of J.P. Morgan Securities, Inc. as our lead strategic advisor;

•	our entry into a commitment letter for a $200 million unsecured revolving credit facility for which J.P. Morgan Securities, Inc. will act as a Joint Lead Arranger and Joint Bookrunner; and

•	our intention to terminate our follow-on offering early subject to market conditions.
Status of Our Offerings
          As of March 19, 2010, we had received and accepted subscriptions in our initial public offering, or our initial offering, for 147,562,354 shares of our common stock, or $1,474,062,000, excluding shares issued pursuant to our distribution reinvestment plan. On March 19, 2010, we stopped offering shares of our common stock in our initial offering.
          We commenced our follow-on public offering of shares of our common stock, or our follow-on offering, on March 19, 2010. As of August 11, 2010, we had received and accepted subscriptions in our follow-on offering for 16,736,116 shares of our common stock, or approximately $169,251,000, excluding shares issued pursuant to our distribution reinvestment plan. As of August 11, 2010, 183,263,884 shares remained available for sale to the public pursuant to our follow-on offering, excluding shares available pursuant to our distribution reinvestment plan.
Engagement of J.P. Morgan Securities, Inc. as Lead Strategic Advisor
          On August 16, 2010, we engaged J.P. Morgan Securities, Inc., or JP Morgan, to act as our lead strategic advisor to assist us in exploring various actions to maximize stockholder value, including the assessment of various liquidity events. We have previously disclosed in the prospectus that we intend to effect a liquidity event by September 20, 2013 and that we may consider, among other alternatives, listing our shares on a national securities exchange, a sale or merger transaction, or a sale of substantially all of our assets.

          Our objective is to both preserve and increase stockholder value. We are always reviewing opportunities that we believe will help us achieve this objective, whether it be in the form of an asset acquisition, improving asset performance, reducing our cost structure or otherwise. Given the recent focus on healthcare reform, the increased demand for medical office buildings and healthcare-related facilities that we have seen, and our overall financial position, we believe we should review with JP Morgan potential opportunities to enhance stockholder value that may be available to us. We also believe that taking steps to assess strategic alternatives, and timely implement any value enhancement opportunities if and when available, will enable us to achieve the greatest value for stockholders by 2013. As a self-managed company with well-performing assets and a strong balance sheet, we believe we are well-positioned to timely execute a transaction that will enhance stockholder value, as and when market conditions provide us with such opportunities.
          We cannot assure you that a strategic transaction or other opportunity to enhance stockholder value is or will be available to us.
Commitment Letter for New Unsecured Credit Facility
          On August 16, 2010, we entered into a commitment letter with JP Morgan for a $200 million unsecured revolving credit facility for which JP Morgan will serve as a Joint Lead and Joint Bookrunner. JPMorgan Chase Bank, N.A. has committed $75 million to the new credit facility. We have also received proposals for commitments from a number of banks which exceed the amount of the credit facility. We believe that this credit facility commitment reflects the financial strength of our company, our balance sheet and our portfolio. This credit facility will replace our existing secured credit facility. It will have an initial term of 12 months, with one six-month extension. With this credit facility, we believe we will have the ability to timely utilize corporate-level debt, if and when needed, for strategic acquisitions and other corporate purposes.
          We cannot assure you that we will be able to close the proposed credit facility on terms that are favorable to us or at all.
Update Regarding the Termination Date of Our Follow-On Offering
          We previously disclosed that we would sell shares of our common stock in this offering until the earlier of March 19, 2012, unless extended, or the date on which the maximum amount has been sold. We now intend to stop selling shares of our common stock in this offering early, subject to market conditions, on or before April 30, 2011 but not earlier than November 30, 2010. In the event we decide to terminate the follow-on offering before April 30, 2011, we will provide at least 30 days prior notice to our stockholders.
          We will not terminate this offering early unless and until we determine that an early termination is in the best interests of our stockholders and market conditions are favorable.